Actelis Networks, Inc.

47800 Westinghouse Drive

Fremont, CA 94539

April 1, 2024

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Actelis Networks, Inc.
Registration Statement on Form S-1 Filed March 26, 2024 File No. 333-276425

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Actelis Networks, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-276425) of the Company (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 9:00 a.m., Eastern Time, on April 2, 2024 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, LLP, by calling Eyal Peled at (646) 266-4658. The Company hereby authorizes Mr. Peled to orally modify or withdraw this request for acceleration.

Very truly yours,

ACTELIS NETWORKS, INC.

By:	/s/Tuvia Barlev
	Name:	Tuvia Barlev
	Title:	Chief Executive Officer

cc: Eyal Peled (Greenberg Traurig, LLP)